Filed Pursuant to Rule 433
Registration No. 333-229844
September 4, 2019

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 4, 2019)

Issuer:	Georgia Power Company
Security:	Series 2019A 2.20% Senior Notes due September 15, 2024
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A- (Negative) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$400,000,000
Initial Public Offering Price:	99.920%
Maturity Date:	September 15, 2024
Treasury Benchmark:	1.25% due August 31, 2024
Benchmark Treasury Yield:	1.317%
Spread to Treasury:	90 basis points
Re-offer Yield:	2.217%
Optional Redemption:
Make-Whole Call:	Prior to August 15, 2024 at T+15 basis points
Par Call:	On or after August 15, 2024 at 100%
Coupon:	2.20%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2020
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334KK6/US373334KK69
Trade Date:	September 4, 2019
Expected Settlement Date:	September 10, 2019 (T+4)
Joint Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. PNC Capital Markets LLC SunTrust Robinson Humphrey, Inc.
Co-Managers:
CIBC World Markets Corp.
Commerz Markets LLC
BB&T Capital Markets, a division of BB&T Securities, LLC
Santander Investment Securities Inc.
C.L. King & Associates, Inc.
Drexel Hamilton, LLC
Penserra Securities LLC
Siebert Cisneros Shank & Co. L.L.C.
Telsey Advisory Group LLC

Concurrent Offering:
$350,000,000 Series 2019B 2.65% Senior Notes due September 15, 2029, expected to be issued on September 10, 2019. The closing of the offering of the Series 2019A Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0776, J.P. Morgan Securities LLC collect at 212-834-4533, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, PNC Capital Markets LLC toll free at 1-855-881-0697 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.